ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
[redacted]

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

RECEIVED
2006 NOV 22 P 12:2?

20 November 2006

06018714

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: VARIOUS

Attached please find copies of announcements in respect of Absa Group Limited.

- Finalised sale of Bankhaus Wolbern – published 31 August 2006;
- Resignation of Leslie Maasdorp as Non-Executive Director of Absa Group and Absa Bank and his subsequent appointment as Non-Executive Vice-Chairman of Absa Capital – published 21 September 2006;
- Announcement of Board change - Mr Naguib Kheraj – published 17 October 2006;
- Appointment of Frederik (Frits) Seegers as a Non-Executive director of Absa Group and Absa Bank and the resignation of David David Roberts as a Non-Executive director of Absa Group and Absa Bank – published on 23 October 2006;
- Absa Group sells its stake in Capricorn Investment Holdings Limited - published 8 November 2006.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

PROCESSED
NOV 28 2006
THOMSON
FINANCIAL

11/22

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AMAGB

Absa Group Limited - Finalised sale of Bankhaus WOlbern

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
JSE share code: ASA
Issuer code: AMAGB
ISIN: ZAE000067237
(Absa)

ABSA GROUP LIMITED: FINALISED SALE OF BANKHAUS WOLBERN

Further to the announcement dated 20 January 2006, Absa is pleased to announce that it has completed the sale of Bankhaus WOlbern, its German private banking and closed-end fund initiation business, to the prominent Hamburg-based businessman, physician and private equity investor, Professor Dr. H M Schulte.

Absa announced its intention to sell Bankhaus WOlbern in 2005, soon after Barclays Bank PLC acquired a majority stake in the South African based bank. The sale is consistent with Absa"s strategy to focus its business activities in Africa.

Absa purchased Bankhaus WOlbern in 1995. Under the leadership of its current chief executive officer Eric Hirsch, Bankhaus WOlbern has become one of Germany"s leading initiators of closed-end real estate funds, managing a property portfolio in excess of Euro2,5 billion.

Clifford Chance Frankfurt and UBS advised Absa on the transaction.

Enquiries:
Jacques Schindehutte
Group executive director
Absa Group Limited
5th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4850 Fax: (+2711) 350-8433
e-Mail: jacquessc@absa.co.za

Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
e-Mail: jacques.badenhorst@absa.co.za

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited

Johannesburg
31 August 2006

Date: 31/08/2006 05:00:05 PM Produced by the JSE SENS Department

AMAGB

Absa Group Limited - Director resignation and appointment

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
(Registration number: 1986/004794/06)
ISIN: ZAE000067237
ISIN: ZAE000079810
JSE share code: ASA
JSE share code: ABSP
Issuer code: AMAGB
(Absa Bank)
(Absa, Absa Group or the Group)

Absa Group Limited And Absa Bank Limited: Resignation Of Leslie Maasdorp As Non-Executive Director Of Absa Group And Absa Bank And His Subsequent Appointment As Non-Executive Vice-Chairman Of Absa Capital

Leslie Maasdorp has accepted an invitation to become the non-executive vice-chairman of Absa Capital with effect from 1 October 2006. As part of his responsibilities he will also take up the position as a non-executive vice chairman of Barclays Capital with a focus on Africa.

Mr Maasdorp"s acceptance follows the recent launch of Absa Capital, after Barclays Bank PLC bought a majority share in Absa in July last year.

Mr Maasdorp will focus on assisting Absa Capital in expanding its client franchise in areas such as black economic empowerment (BEE), corporate and financial institution coverage, infrastructure finance and Absa"s endeavours in the parastatal and public sectors.

As a consequence of the above, Mr Maasdorp resigned his position as non-executive director on the boards of Absa Group and Absa Bank, as well as his memberships of the Absa Group board sub-committees, being the Group Audit and Compliance Committee, the Board Finance Committee and the Implementation Committee, with effect from 30 September 2006.

Batho Bonke Capital (Proprietary) Limited (Batho Bonke) will now follow its own procedure in nominating a successor to Mr Maasdorp to the Absa Group and Absa Bank boards. An announcement regarding the nominee from Batho Bonke will be made in due course.

Locally, Leslie Maasdorp was one of the three architects, along with Tokyo Sexwale and Nthobi Angel, of the Batho Bonke empowerment consortium, which acquired a 10% equity stake in the Absa Group in 2004. He will continue in his role as a director Batho Bonke.

Enquiries
John Vitalo
Chief executive: Absa Capital
(+2711) 350-6270
E-mail: john.vitalo@absa.co.za
Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za
Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited
Johannesburg

21 September 2006
Date: 21/09/2006 03:49:03 PM Produced by the JSE SENS Department

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AMAGB

Absa Group Limited - Announcement of board change

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa or the Group)
Announcement of board change
Barclays has announced today that Naguib Kheraj, Group Finance Director will leave Barclays in the second half of 2007. Chris Lucas has been appointed to the position of Group Finance Director in succession to Naguib with effect from 1 April 2007.
Details pertaining to the full announcement of Barclays are set out below.
17 October 2006
Barclays Announces Board Changes
Barclays PLC (Barclays) and Barclays Bank PLC (Barclays) announce the following changes to its Board.
CHRIS LUCAS TO BE APPOINTED GROUP FINANCE DIRECTOR
Barclays PLC and Barclays Bank PLC (Barclays) announce the following changes to their Boards.
Chris Lucas (46) is appointed to the position of Group Finance Director with effect from April 1, 2007 in succession to Naguib Kheraj (42).
Chris Lucas joins Barclays from PricewaterhouseCoopers (PwC) where he is UK Head of Financial Services and Global Head of Banking and Capital Markets. He was Global Relationship Partner for Barclays for the 1999 - 2004 year ends and subsequently held similar roles for other global financial services organisations. Chris Lucas has worked across financial services accounting for most of his career, including three years in New York as Head of the US Banking Audit Practice.
Naguib Kheraj will be responsible for the 2006 financial statements and will continue to be available after the publication of the annual report in March 2007 to ensure a smooth handover of responsibilities to Chris Lucas. He intends to leave the Group in the second half of 2007.
Commenting, John Varley, Group Chief Executive, said:
"I am delighted to welcome Chris Lucas to Barclays. Chris has worked with us for many years, is a renowned global expert on financial services and knows Barclays intimately. He will make a great contribution to the business.
I am very sorry that Naguib is leaving us. He has made an outstanding contribution to Barclays and has been a great partner to me in my role as Group Chief Executive. I would have been delighted for Naguib to stay with Barclays for all his career but I respect his decision to broaden his career experience. We have a well defined and clear transition plan."
Commenting, Naguib Kheraj, Group Finance Director, said:
"It has been an immensely rewarding experience both personally and professionally to have worked for Barclays over the last nine years in a variety of roles, culminating in the position of Group Finance Director for the past three years. We have made tremendous progress and delivered very good results to shareholders. I have never considered myself a lifetime Finance Director and I believe now is the right time to move on to the next stage of my career."
Commenting, Chris Lucas, said:
"I am delighted to be joining Barclays at this time of rapid growth. The business is one of the best performing in the industry with an extremely strong management team."
Enquiries

Jacques Schindehutte
Title: Group executive director
Tel: (+2711) 350-4850
e-Mail: jacquessc@absa.co.za
Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za
Lead sponsor
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor
Absa Capital - Corporate Finance, a division of Absa Bank Limited
Johannesburg
17 October 2006
Date: 17/10/2006 09:35:07 AM Produced by the JSE SENS Department

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AMAGB ABSP

Absa Group / Absa Bank Limited - Appointments

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)
ABSA BANK LIMITED
Incorporated in the Republic of South Africa)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

APPOINTMENT OF FREDERIK (FRITS) SEEGERS AS A NON-EXECUTIVE DIRECTOR OF ABSA GROUP AND ABSA BANK AND THE RESIGNATION OF DAVID ROBERTS AS A NON-EXECUTIVE DIRECTOR OF ABSA GROUP AND ABSA BANK

Further to the announcement dated 8 June 2006 relating to board changes at the Barclays Group. Frits Seegers has been appointed as a non-executive director on the boards of both Absa Group and Absa Bank as a representative of Barclays with effect from 23 October 2006.

Mr Seegers, who has worked at Citigroup for 17 years, joined Barclays on 10 July 2006 as Chief Executive of Global Retail and Commercial Banking and brings a wealth of banking knowledge and experience to Absa.

David Roberts has resigned as a non-executive director of both Absa Group and Absa Bank with effect from 23 October 2006. Mr Roberts served on the above boards from 27 July 2005, when Barclays acquired a controlling stake in the Absa Group.

Enquiries
Danie Cronje
Chairman
(+2711) 350-4337
E-mail: dcronje@absa.co.za

Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited
Johannesburg
23 October 2006

Date: 23/10/2006 03:00:04 PM Produced by the JSE SENS Department

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AMAGB

Absa Group -
ABSA Group sells its stake in Capricorn Investment Holdings

ABSA Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa, Absa Group or the Group)
ABSA GROUP SELLS ITS STAKE IN CAPRICORN INVESTMENT HOLDINGS LIMITED
Absa Group has sold its stake of 34,4 % in Namibian-based Capricorn Investment Holdings Limited (CIH) to shareholders of CIH for an undisclosed sum.
The Group"s investment in CIH no longer falls in line with its wider African strategy owing to CIH"s planned regional expansion programme. CIH owns 100% of Bank Windhoek Limited.
The Group"s shareholding in CIH dates back to the days of Volkskas Bank in Namibia, specifically when Volkskas Bank acquired its shareholding in Bank Windhoek in 1982. Volkskas Bank later became part of Absa in 1991.
Cooperation between CIH, Absa and Bank Windhoek will continue as and when opportunities arise in areas such as structured finance, syndication of large and complex corporate finance transactions and settlement accounts.
As part of the sale agreement, Absa retains a pre-emptive right on the majority stake in CIH held by Bank Windhoek Beherend Limited.
Absa remains committed to supporting its customers operating in Namibia and to becoming the pre-eminent bank in Africa.
In terms of the JSE Limited"s Listing Requirements, this transaction is smaller than a category 3 transaction, and therefore this announcement is for information purposes only.
Enquiries
Jacques Schindehutte
Group executive director
(+2711) 350-4850
E-mail: jacquessc@absa.co.za
Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za
Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited
Johannesburg
8 November 2006
Date: 08/11/2006 03:45:07 PM Produced by the JSE SENS Department